                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 4)*

                             MOHAWK INDUSTRIES, INC.
                             -----------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    60819010
                                    --------
                                 (CUSIP Number)

                                 MR. S.H. SHARPE
                            EXECUTIVE VICE PRESIDENT
                                  ALADDIN MILLS
                                2001 ANTIOCH ROAD
                              DALTON, GEORGIA 30721
                                 (706) 277-1100
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 25, 1998
                                -----------------
                          (Date of Event Which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60819010                                            Page 2 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Alan S. Lorberbaum

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER            3,892,979

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER          9,900,000

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER       3,892,979

              PERSON WITH       10.      SHARED DISPOSITIVE POWER     9,900,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  13,792,979

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.3%

14.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 3 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Shirley Lorberbaum

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                    0

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER          9,900,000

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER               0

              PERSON WITH       10.      SHARED DISPOSITIVE POWER     9,900,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,900,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%

14.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 4 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Jeffrey Lorberbaum

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER              665,302

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER         665,302

              PERSON WITH       10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  665,302

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.3%

14.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 5 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Mark Lorberbaum

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER               78,571

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER          78,571

              PERSON WITH       10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  78,571

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .15%

14.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 6 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Suzanne L. Helen

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER               98,035

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER          98,035

              PERSON WITH       10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  98,035

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .2%

14.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 7 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  S. H. Sharpe

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.        SOLE VOTING POWER             503,031

          BENEFICIALLY OWNED    8.        SHARED VOTING POWER

           BY EACH REPORTING    9.        SOLE DISPOSITIVE POWER        503,031

              PERSON WITH       10.       SHARED DISPOSITIVE POWER

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  503,031

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |X|

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1%

14.       TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 8 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  The Alan S. Lorberbaum Family Foundation
                  58-6368036

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER              300,000

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER         300,000

              PERSON WITH       10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  300,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .57%

14.      TYPE OF REPORTING PERSON*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 9 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  The Jeffrey Lorberbaum Life Trust
                  58-6242318

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                    0

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER                  0

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER               0

              PERSON WITH       10.      SHARED DISPOSITIVE POWER             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  None

14.      TYPE OF REPORTING PERSON*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 10 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  The Mark Lorberbaum Life Trust
                  58-6242328

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                    0

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER                  0

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER               0

              PERSON WITH       10.      SHARED DISPOSITIVE POWER             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  None

14.      TYPE OF REPORTING PERSON*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 11 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  The Suzanne L. Helen Life Trust
                  58-6242317

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                    0

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER                  0

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER               0

              PERSON WITH       10.      SHARED DISPOSITIVE POWER             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  None

14.      TYPE OF REPORTING PERSON*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 12 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  The Lauren A. Lorberbaum Accumulation Trust
                  58-6242327

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                    0

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER                  0

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER               0

              PERSON WITH       10.      SHARED DISPOSITIVE POWER             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  None

14.      TYPE OF REPORTING PERSON*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 13 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  The Brian Lorberbaum Accumulation Trust
                  58-6242329

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                    0

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER                  0

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER               0

              PERSON WITH       10.      SHARED DISPOSITIVE POWER             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  None

14.      TYPE OF REPORTING PERSON*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 14 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  The Katherine N. Helen Accumulation Trust
                  58-6242325

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                    0

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER                  0

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER               0

              PERSON WITH       10.      SHARED DISPOSITIVE POWER             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  None

14.      TYPE OF REPORTING PERSON*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 15 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  The Jan Erik Helen Accumulation Trust
                  58-6242331

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                    0

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER                  0

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER               0

              PERSON WITH       10.      SHARED DISPOSITIVE POWER             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  None

14.      TYPE OF REPORTING PERSON*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 16 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Barry L. Hoffman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                3,500

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER          9,900,000

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER           3,500

              PERSON WITH       10.      SHARED DISPOSITIVE POWER     9,900,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,903,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%

14.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 17 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Aladdin Partners, L.P.
                  58-2237243

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                    0

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER          9,900,000

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER               0

              PERSON WITH       10.      SHARED DISPOSITIVE POWER     9,900,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,900,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%

14.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 18 of 31 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  ASL Management Corporation
                  58-2235816

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                      (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

           NUMBER OF SHARES     7.       SOLE VOTING POWER                    0

          BENEFICIALLY OWNED    8.       SHARED VOTING POWER          9,900,000

           BY EACH REPORTING    9.       SOLE DISPOSITIVE POWER               0

              PERSON WITH       10.      SHARED DISPOSITIVE POWER     9,900,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,900,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%

14.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 19 of 31 Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D


         The Statement on Schedule 13D jointly filed on March 7, 1994, as amended by Amendment No. 1 filed on April 6, 1994, Amendment No. 2 filed on February 7, 1995 and Amendment No. 3 filed on June 28, 1996 (the "Schedule 13D"), by Alan Lorberbaum, Shirley Lorberbaum, Jeffrey Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust, Barry L. Hoffman, Aladdin Partners, L.P. and ASL Management Corporation ("Initial Reporting Persons") pursuant to a joint Filing Agreement dated as of March 7, 1994, is hereby amended in accordance with Rule 101(a)(2)(ii) of Regulation S-T.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of Mohawk Industries, Inc., a Delaware corporation ("Mohawk"). The address of the principal executive offices of Mohawk is Post Office Box 12069, 160 South Industrial Boulevard, Calhoun, Georgia 30703.

Item 2.  Identity and Background.

         This statement is being filed by Alan Lorberbaum, Shirley Lorberbaum, Jeffrey Lorberbaum, Shirley Lorberbaum, Jeffrey Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Trust, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust, Barry L. Hoffman, Aladdin Partners, L.P. (the "Partnership") and ASL Management Corporation ("ASL") (collectively, the "Reporting Persons"). Stephen Sharpe and Lynne Mozley, the emancipated children of S.H. Sharpe, have ceased to be a member of the group filing this statement in that they could no longer be considered to be acting in concert with the Reporting Persons.

         I.       (a)      Alan Lorberbaum
                  (b)      Alan Lorberbaum's business address is:
                           Aladdin Mills
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      Alan Lorberbaum is a director of Mohawk and a
                           consultant to Mohawk.
                  (f)      Alan Lorberbaum is a citizen of the United States.


         II.      (a)      Shirley Lorberbaum
                  (b)      Shirley Lorberbaum's business address is:
                           Aladdin Mills
                           2001 Antioch Road
                           Dalton, Georgia  30721

CUSIP NO. 60819010                                           Page 20 of 31 Pages

                  (c) Shirley Lorberbaum is the Director of Public Relations for Aladdin Mills, currently a division of Mohawk and formerly, as Aladdin Mills, Inc., a Georgia corporation ("Aladdin"). Aladdin is engaged in the manufacture of carpets and rugs. The address of Aladdin is 2001 Antioch Road, Dalton, Georgia 30721.
                  (f)      Shirley Lorberbaum is a citizen of the United States.


         III.     (a)      Jeffrey Lorberbaum
                  (b)      Jeffrey Lorberbaum's business address is:
                           Aladdin Mills
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      Jeffrey Lorberbaum is the President and Chief
                           Operating Officer and a director of Mohawk and the President and Chief Executive Officer of Aladdin.
                  (f)      Jeffrey Lorberbaum is a citizen of the United States.


         IV.      (a)      Mark Lorberbaum
                  (b)      Mark Lorberbaum's business address is:
                           Aladdin Mills
                           1320 N.W. 163rd Street
                           Miami, Florida  33169
                  (c)      Mark Lorberbaum is a Vice President of Aladdin.
                  (f)      Mark Lorberbaum is a citizen of the United States.


         V.       (a)      Suzanne L. Helen
                  (b)      Suzanne L. Helen's residential address is:
                           9605 E. Poundstone Place
                           Greenwood Village, Colorado  80111
                  (c)      Suzanne L. Helen is a homemaker.
                  (f)      Suzanne L. Helen is a citizen of the United States.


         VI.      (a)      S.H. Sharpe
                  (b)      S.H. Sharpe's business address is:
                           Aladdin Mills
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      S.H. Sharpe is Executive Vice President and Chief
                           Financial Officer of Aladdin.
                  (f)      S.H. Sharpe is a citizen of the United States.

CUSIP NO. 60819010                                           Page 21 of 31 Pages

         VII.     (a)      The Alan S. Lorberbaum Family Foundation
                  (b)      The address of The Alan S. Lorberbaum Family
                           Foundation is:
                           Aladdin Mills
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      Not applicable
                  (f)      The Alan S. Lorberbaum Family Foundation is organized
                           under the laws of the State of Florida.


         VIII.    (a)      The Jeffrey Lorberbaum Life Trust
                  (b)      The address of The Jeffrey Lorberbaum Life Trust is:
                           P. O. Box 2208
                           Dalton, Georgia  30722
                  (c)      Not applicable
                  (f)      The Jeffrey Lorberbaum Life Trust is organized under
                           the laws of the State of Georgia.


         IX.      (a)      The Mark Lorberbaum Life Trust
                  (b)      The address of The Mark Lorberbaum Life Trust is:
                           P. O. Box 2208
                           Dalton, Georgia  30722
                  (c)      Not applicable
                  (f)      The Mark Lorberbaum Life Trust is organized under the
                           laws of the State of Georgia.


         X.       (a)      The Suzanne L. Helen Life Trust
                  (b)      The address of The Suzanne L. Helen Life Trust is:
                           P. O. Box 2208
                           Dalton, Georgia  30722
                  (c)      Not applicable
                  (f)      The Suzanne L. Helen Life Trust is organized under
                           the laws of the State of Georgia.


         XI.      (a)      The Lauren A. Lorberbaum Accumulation Trust
                  (b)      The address of The Lauren A. Lorberbaum Accumulation
                           Trust is:
                           P. O. Box 2208
                           Dalton, Georgia  30722
                  (c)      Not applicable
                  (f)      The Lauren A. Lorberbaum Accumulation Trust is
                           organized under the laws of the State of Georgia.

CUSIP NO. 60819010                                           Page 22 of 31 Pages

         XII.     (a)      The Brian Lorberbaum Accumulation Trust
                  (b)      The address of The Brian Lorberbaum Accumulation
                           Trust is:
                           P. O. Box 2208
                           Dalton, Georgia  30722
                  (c)      Not applicable
                  (f)      The Brian Lorberbaum Accumulation Trust is organized
                           under the laws of the State of Georgia.


         XIII.    (a)      The Katherine N. Helen Accumulation Trust
                  (b)      The address of The Katherine N. Helen Accumulation
                           Trust is:
                           P. O. Box 2208
                           Dalton, Georgia  30722
                  (c)      Not applicable
                  (f)      The Katherine N. Helen Accumulation Trust is
                           organized under the laws of the State of Georgia.


         XIV.     (a)      The Jan Erik Helen Accumulation Trust
                  (b)      The address of The Jan Erik Helen Accumulation Trust
                           is:
                           P. O. Box 2208
                           Dalton, Georgia  30722
                  (c)      Not applicable
                  (f)      The Jan Erik Helen Accumulation Trust is organized
                           under the laws of the State of Georgia.


         XV.      (a)      Barry L. Hoffman
                  (b)      Barry L. Hoffman's business address is:
                           Joseph Decosimo & Company
                           1100 Tallan Building
                           Two Union Square
                           Chattanooga, Tennessee  37402
                  (c)      Barry L. Hoffman is a tax partner in Joseph Decosimo
                           & Company, a firm of certified public accountants,
                           the business address of which is:
                           1100 Tallan Building
                           Two Union Square
                           Chattanooga, Tennessee  37402
                  (f)      Barry L. Hoffman is a citizen of the United States.


         XVI.     (a)      Aladdin Partners, L.P.
                  (b)      The business address and principal office of the
                           Partnership is:
                           822 Atkinson Drive
                           Dalton, Georgia  30720

CUSIP NO. 60819010                                           Page 23 of 31 Pages

                  (c)      Not applicable
                  (f) The Partnership is organized under the laws of the State of Georgia.


         XVII.    (a)      ASL Management Corporation
                  (b)      The business address and principal office of ASL is:
                           822 Atkinson Drive
                           Dalton, Georgia  30720
                  (c)      Not applicable
                  (f)      ASL is organized under the laws of the State of
                           Georgia.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and supplemented by replacing the information previously filed under this item with the following:

         (a) (b) Schedule I hereto sets forth the number of shares of Common Stock owned of record and which may be deemed to be beneficially owned by each of the Reporting Persons, and is incorporated herein by this reference. Share amounts in this Schedule 13D, including those indicated in Schedule I, have been adjusted for the 1.5 to 1 stock split paid on December 4, 1997.

         In the aggregate, the Reporting Persons may be deemed beneficially to own 14,933,009 shares of Common Stock, or 28.5% of the 52,374,694 shares reported to be outstanding as of July 23, 1998, as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended June 27, 1998. Each Reporting Person listed in Item 5(a) hereby expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any of the listed securities, except with respect to shares of Common Stock for which such Reporting Person has sole voting and dispositive power unless otherwise stated herein, and except for the beneficial ownership by the Partnership of the 9,900,000 shares of Common Stock held by the Partnership, or that the Reporting Persons are a group pursuant to Section 13(d)(3) of the Exchange Act.

         (c) The following transactions have been made during the 60 days preceding the date of this Amendment: On June 15, 1998 Alan S. Lorberbaum transferred by gift 300,000 shares of Common Stock to The Alan S. Lorberbaum Family Foundation, a charitable foundation organized under the laws of Florida. Alan S. Lorberbaum is the trustee of The Alan S. Lorberbaum Family Foundation.

         In addition, on February 25, 1988, the Partnership, sold an aggregate of 4,500,000 shares in a publicly underwritten offering lead by CS First Boston Corporation.

CUSIP NO. 60819010                                           Page 24 of 31 Pages

Item 6.  Other Arrangements.

         Item 6 is amended and supplemented by replacing the information previously filed under this item with the following:

         The following securities have been pledged to secure bank loans or lines of credit: 2,595,319 shares of Common Stock pledged by Alan S. Lorberbaum; 65,357 shares of Common Stock pledged by Suzanne L. Helen; 78,571 shares of Common Stock pledged by Mark Lorberbaum and 273,810 shares of Common Stock pledged by S.H. Sharpe.


Item 7.  Material to be Filed as Exhibits.

                  (1) Joint Filing Agreement (including powers of attorney)*

                  (2) Registration Statement of the Company on Form S-3 (Registration No. 333-45683) declared effective by the Securities and Exchange Commission on February 25, 1998 incorporated herein by reference.

-------------------
         *Previously filed as Exhibit 1 of the Schedule 13D of the Initial Reporting Persons filed on March 7, 1994 and incorporated herein by reference.

CUSIP NO. 60819010                                           Page 25 of 31 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999


                                    /s/ Alan S. Lorberbaum
                                    ALAN LORBERBAUM


                                                               *
                                    SHIRLEY LORBERBAUM


                                                               *
                                    JEFFREY LORBERBAUM


                                    /s/ S.H. Sharpe
                                    S.H. SHARPE


                                                               *
                                    MARK LORBERBAUM


                                                               *
                                    SUZANNE L. HELEN



                                    THE ALAN S. LORBERBAUM FAMILY
                                    FOUNDATION

                                    By /s/
                                       ----------------------------
                                        Alan S. Lorberbaum, Trustee

CUSIP NO. 60819010                                           Page 26 of 31 Pages


                                    THE JEFFREY LORBERBAUM LIFE TRUST

                                    By                         *
                                         Mark Lorberbaum, Trustee

                                    By   /s/ S.H. Sharpe
                                         S.H. Sharpe, Trustee

                                    By                         *
                                         Barry L. Hoffman, Trustee



                                    THE MARK LORBERBAUM LIFE TRUST

                                    By   /s/ S.H. Sharpe
                                         S.H. Sharpe, Trustee

                                    By                         *
                                         Barry L. Hoffman, Trustee


                                    THE SUZANNE L. HELEN LIFE TRUST

                                    By   /s/ S.H. Sharpe
                                         S.H. Sharpe, Trustee

                                    By                         *
                                         Barry L. Hoffman, Trustee


                                                               *

CUSIP NO. 60819010                                           Page 27 of 31 Pages

                                    THE BRIAN LORBERBAUM ACCUMULATION
                                    TRUST

                                    By                         *
                                         Mark Lorberbaum, Trustee

                                    By                         *
                                         Barry L. Hoffman, Trustee



                                    THE LAUREN A. LORBERBAUM ACCUMULATION
                                    TRUST

                                    By                         *
                                         Mark Lorberbaum, Trustee

                                    By                         *
                                         Barry L. Hoffman, Trustee



                                    THE KATHERINE N. HELEN ACCUMULATION
                                    TRUST

                                    By                         *
                                         Mark Lorberbaum, Trustee

                                    By                         *
                                         Jeffrey Lorberbaum, Trustee



                                    THE JAN ERIK HELEN ACCUMULATION TRUST

                                    By                         *
                                         Mark Lorberbaum, Trustee

                                    By                         *
                                         Jeffrey Lorberbaum, Trustee


                                                               *
                                    BARRY L. HOFFMAN

CUSIP NO. 60819010                                           Page 28 of 31 Pages

                                    ALADDIN PARTNERS, L.P.

                                    By   ASL Management Corporation,
                                           a General Partner

                                         By  /s/ Alan S. Lorberbaum
                                             Alan S. Lorberbaum,
                                             Chief Executive Officer



                                    ASL MANAGEMENT CORPORATION

                                    By   /s/Alan S. Lorberbaum
                                            Alan S. Lorberbaum,
                                            Chief Executive Officer

* By /s/ S.H. Sharpe
  S.H. Sharpe, as attorney-in-fact

CUSIP NO. 60819010                                           Page 29 of Page 31




                                      Beneficial     Percent of                     Sole Voting and    Shared Voting and
Name                                 Ownership(1)  Outstanding(2) Record Ownership   Dispos. Power      Dispos. Power(3)
------------------------------------------------------------------------------------------------------------------------
Alan S. Lorberbaum                   13,792,979(4)      26.3%         3,892,979        3,892,979         9,900,000(4)
------------------------------------------------------------------------------------------------------------------------
Shirley Lorberbaum                    9,900,000(5)      18.9%                 0                0         9,900,000(5)
------------------------------------------------------------------------------------------------------------------------
Jeffrey Lorberbaum                      665,302(6)       1.3%           665,302          665,302                 0
------------------------------------------------------------------------------------------------------------------------
Mark Lorberbaum                          78,571(7)        .1%            78,571           78,571                 0
------------------------------------------------------------------------------------------------------------------------
Suzanne L. Helen                     293098,035(8)        .2%            98,035           98,035                 0
------------------------------------------------------------------------------------------------------------------------
S.H. Sharpe                             503,031(9)       1.0%           503,031          503,031                 0
------------------------------------------------------------------------------------------------------------------------
The Jeffrey Lorberbaum Life
Trust                                         0            0%                 0                0                 0
------------------------------------------------------------------------------------------------------------------------
The Mark Lorberbaum Life
Trust                                         0            0%                 0                0                 0
------------------------------------------------------------------------------------------------------------------------
The Suzanne L. Helen Life Trust               0            0%                 0                0                 0
------------------------------------------------------------------------------------------------------------------------
The Lauren A. Lorberbaum
Accumulation Trust                            0            0%                 0                0                 0
------------------------------------------------------------------------------------------------------------------------
The Brian Lorberbaum
Accumulation Trust                            0            0%                 0                0                 0
------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 60819010                                           Page 30 of Page 31


                                      Beneficial     Percent of                     Sole Voting and    Shared Voting and
Name                                 Ownership(1)  Outstanding(2) Record Ownership   Dispos. Power      Dispos. Power(3)
------------------------------------------------------------------------------------------------------------------------

The Katherine N. Helen                        0            0%              0                0                    0
Accumulation Trust
------------------------------------------------------------------------------------------------------------------------
The Jan Erik Helen                            0            0%              0                0                    0
Accumulation Trust
------------------------------------------------------------------------------------------------------------------------
Barry L. Hoffman                      9,903,500(10)     18.9%              0            3,500(11)        9,900,000(10)
------------------------------------------------------------------------------------------------------------------------
Aladdin Partners, L.P.                9,900,000         18.9%      9,900,000                0            9,900,000
------------------------------------------------------------------------------------------------------------------------
ASL Management Corporation            9,900,000(12)     18.9%              0                0            9,900,000(12)
------------------------------------------------------------------------------------------------------------------------


(1) Shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person. The Reporting Persons disclaim beneficial ownership of certain of these shares, as is more fully set forth in
         Item 5 of this schedule.

(2) Based on 52,374,694 shares of Common Stock outstanding as of July 23, 1998 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended June 27, 1988.

(3) Shares of Common Stock over which the respective Reporting Person may be deemed to have shared voting and dispositive power.

(4) Includes 9,900,000 shares held by Aladdin Partners, Inc. (the "Partnership"). Mr. Alan S. Lorberbaum, as a director of ASL Management Corporation ("ASL"), the majority general partner of the Partnership, may be deemed to share voting and dispositive power with respect to all such shares. Includes 300,000 shares held by The Alan S. Lorberbaum Family Foundation (the "Foundation"). Mr. Alan S. Lorberbaum, as the sole trustee of the Foundation, may be deemed to share voting and dispositive power with respect to all such shares.

(5) Includes 9,900,000 shares held by the Partnership. Mrs. Shirley Lorberbaum, as a director of ASL, the majority general partner of the Partnership, may be deemed to share voting and dispositive power with respect to all such shares. Does not include 3,892,979 shares of Common Stock owned of record by Mr. Alan S. Lorberbaum, Mrs. Lorberbaum's husband.

CUSIP NO. 60819010                                           Page 30 of Page 31

(6) Includes 45,000 shares subject to options currently exercisable. Does not include 9,900,000 shares held by the Partnership, of which Jeffrey Lorberbaum is a minority general partner.

(7) Does not include 9,900,000 shares held by the Partnership, of which Mark Lorberbaum is a minority general partner.

(8) Does not include 9,900,000 shares held by the Partnership, of which Suzanne Helen is a minority general partner.

(9) Does not include 9,900,000 shares held by the Partnership, of which S.H. Sharpe is a minority general partner.

(10) Includes 9,900,000 shares held by the Partnership. As a director of ASL, the majority general partner of the Partnership, Barry Hoffman may be deemed to share voting and dispositive power with respect to all such shares.

(11) Shares beneficially owned by Barry L. Hoffman in an employee benefit plan.

(12) Shares held by the Partnership. ASL, as the majority general partner of the Partnership, shares voting and dispositive power with respect to all such shares.